UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Whitestone REIT
(Name of Subject Company)

Whitestone REIT
(Names of Persons Filing Statement)

Class A common shares of beneficial interest,
par value $0.001 per share
(Title of Class of Securities)

966084105
(CUSIP Number of Class of Securities)

James C. Mastandrea
Chairman and Chief Executive Officer
2600 South Gessner, Suite 500
Houston, Texas 77063
(713) 827-9595
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

COPY TO:

John A. Good, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee  38103
(901) 543-5901

[  ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Whitestone REIT, a Maryland real estate investment trust (“Whitestone”). The address of Whitestone’s principal executive offices is 2600 South Gessner, Suite 500, Houston, Texas 77063.  The telephone number of Whitestone’s principal executive office is (713) 827-9595.

The title of the class of equity securities to which this Schedule 14D-9 relates is Whitestone’s Class A common shares of beneficial interest, $0.001 par value per share (the “Class A Common Shares”).  As of May 18, 2011 there were 3,471,159 Class A Common Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Whitestone is the person filing this Schedule 14D-9.  Its name, business address and business telephone number are set forth in Item 1 above and are incorporated into this Item 2 by reference.  Whitestone’s website is www.whitestonereit.com. Whitestone’s website and the information on or connected to Whitestone’s website are not a part of this Statement, are not incorporated herein by reference and should not be considered a part of this Statement.

This Schedule relates to the tender offer by MPF DeWaay Fund 7, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MPF Senior Note Program II, LP, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 14, LLC MP Value Fund 7, LLC, MP Income Fund 16, LLC, MPF Platinum Fund, LP, MPF Flagship Fund 12, LLC, MPF Income Fund 26, LLC; MPF Northstar Fund, LP and SCM Special Fund 2, LP (collectively, “MPF”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by MPF with the Securities and Exchange Commission (the “SEC”) on May 6, 2011, pursuant to which MPF is offering to purchase up to 155,000 shares of Whitestone’s Class A Common Shares at a purchase price equal to $10.00 per share, less the amount of any dividends declared or paid with respect to the Common Shares between May 6, 2011 and June 6, 2011, or such other date to which such offer may be extended, upon the terms and subject to the conditions set forth in MPF’s Offer to Purchase dated May 6, 2011 (the “Offer to Purchase”) and the related Assignment Form (the “Assignment Form”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

According to the Schedule TO, the address of the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

With respect to all information described herein as contained in the Offer to Purchase, Assignment Form or Schedule TO, including information concerning MPF or its affiliates, officers or directors, or actions or events with respect to any of them, Whitestone does not take any responsibility for the accuracy or completeness of such information or for any failure by MPF to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as described herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Whitestone or its affiliates and its executive officers, trustees or affiliates.  There are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Whitestone or its affiliates and MPF and its executive officers, directors or affiliates.

Information regarding any such material agreements, arrangements and understandings and any actual or potential conflicts of interest between Whitestone or its affiliates and its executive officers, trustees or affiliates is included in the following sections of Whitestone’s Definitive Proxy Statement filed on Schedule 14A with the SEC on April 1, 2011 (the “2011 Proxy Statement”), and incorporated herein by reference: “Security Ownership Of Certain Beneficial Owners And Management,” “2010 Executive Compensation Elements,” “Executive Compensation,” “Compensation of Trustees” and “Certain Relationships and Related Party Transactions.” The

Definitive Proxy Statement on Schedule 14A was previously delivered to all shareholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation.

Whitestone has decided to remain neutral as to the Offer and is expressing no opinion as to whether the holders of the Class A Common Shares should accept or reject the Offer.

Although Whitestone is not making a recommendation with respect to the Offer, Whitestone believes that holders of the Class A Common Shares should carefully consider the factors described in the Letter from Whitestone to Shareholders, dated May 19, 2011, which is incorporated herein by reference in its entirety and filed herewith as Exhibit (a)(2), in making their own decisions of whether to accept or reject the Offer.

Neither Whitestone nor any executive officer, trustee, affiliate or subsidiary of Whitestone currently intends to tender or sell any Class A Common Shares pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither Whitestone, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Class A Common Shares have been effected during the last 60 days by Whitestone, or to the knowledge of Whitestone, by any executive officer, director, affiliate or subsidiary of Whitestone.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, (a) Whitestone is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Whitestone’s securities by Whitestone, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Whitestone or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Whitestone or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Whitestone and (b) there are no transactions, resolutions of the Board of Trustees of Whitestone or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimated,” and “projects” and similar expressions although not all forward-looking statements include these expressions.  These statements are based on assumptions and assessments made by Whitestone in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although Whitestone believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.  Other risks and uncertainties concerning Whitestone’s performance are set forth in reports and documents filed by Whitestone with the SEC.

Item 8.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

(a)(2)	Letter from Whitestone to Shareholders dated May 19, 2011

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 1, 2011 filed by Whitestone with the SEC on April 1, 2011**

__________________
**  Incorporated by reference as provided in Item 3 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITESTONE REIT

Date:  May 19, 2011                                                                By:        /s/ David K. Holeman
David K. Holeman
Chief Financial Officer